FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                                 April 30, 2003

                      Pursuant to Rule 13a-16 or 15d-16 of
                       of Securities Exchange Act of 1934


                                   OAO TATNEFT
                             (also known as TATNEFT)

                              (name of Registrant)
                                 75 Lenin Street
                          Almetyevsk, Tatarstan 423400
                               Russian Federation

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X....   Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes......  No...X....

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                            [OAO Tatneft Letterhead]

April 30, 2003

Press Release

To:
U.S. Securities and Exchange Commission
FCSM of the Russian Federation
New York Stock Exchange
London Stock Exchange
European Stock Exchange NewEx
Moscow Interbank Currency Exchange
Russian Trading System
Bank of New York

Re:  Important corporate event

The Board of Directors of OAO Tatneft has resolved:

   1. To hold annual General Shareholders' Meeting of the Company on the results of the activities in 2002 on June 27, 2003. The time for the beginning of the meeting shall be 11:00 a.m., Moscow time. Venue of the meeting shall be: "Neftche" Palace of Culture, 98, Lenin street, Almetyevsk, Republic of Tatarstan.

   2. To compile the list of shareholders entitled to participate in the annual General Shareholders' Meeting on the basis of the Company's shareholders' register as of 8:00 a.m., on May 12, 2003.

   3. To propose to the General Shareholders' Meeting the following size and form of dividends on the basis of 2002 results:
- For preferred shares - one hundred percent (100%) of the nominal value of OAO Tatneft preferred shares (one (1) rouble per preferred share);
- For ordinary shares - ten percent (10%) of the nominal value of OAO Tatneft ordinary shares (0.1 rubles per ordinary share);
-  the dividends shall be paid in cash.


                                           /s/ V.P. Lavushchenko
                                           -----------------------
                                           Valery P. Lavushchenko
                                           Deputy General Director
                                           For Economics

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         OAO TATNEFT

                                         By: /s/ Valery P. Lavushchenko
                                             ---------------------------------
                                             Name: Valery P. Lavushchenko
                                             Title: Deputy General Director
                                                    for Economics

Date: April 30, 2003